UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

Jack in the Box INC.
(Name of Registrant as Specified In Its Charter)

The Lion Fund, L.P.

THE LION FUND II, L.P.

Biglari Capital Corp.

Southern Pioneer Property and Casualty Insurance Company

First Guard Insurance Company

Biglari Reinsurance Ltd.

Biglari Insurance Group Inc.

Western Sizzlin Corporation

Steak ‘n Shake Inc.

Biglari holdings inc.

Sardar Biglari

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

ANNUAL MEETING OF SHAREHOLDERS OF
Jack in the Box Inc.
_________________________

SUPPLEMENT DATED FEBRUARY 24, 2026, TO THE PROXY STATEMENT
OF
BIGLARI CAPITAL CORP.
_________________________

PLEASE SIGN, DATE AND MAIL THE GOLD PROXY CARD TODAY

Biglari Capital Corp. (“Biglari Capital”) and the other participants in this solicitation (collectively, “Biglari”, “we” or “our”) are significant shareholders of Jack in the Box Inc., a Delaware corporation (“JACK” or the “Company”), who collectively beneficially own an aggregate of 1,884,269 shares of Common Stock, $0.01 par value per share (the “Common Stock”), of the Company, representing approximately 9.9% of the outstanding shares of Common Stock. Biglari Capital is furnishing this Proxy Statement Supplement (the “Proxy Supplement”) in connection with the solicitation of proxies relating to the Company’s 2026 annual meeting of shareholders scheduled to be held on February 27, 2026, at 8:30 a.m. Pacific Time, which will be a completely “virtual meeting” of shareholders to be held at www.cesonlineservices.com/jack26_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

Biglari Capital filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on January 28, 2026. The Company filed its definitive proxy statement for the Annual Meeting with the SEC on January 21, 2026, and subsequently filed supplemental information (“Supplemental Materials”) on February 20, 2026. In addition, on February 20, 2026, Biglari Capital and certain of its affiliates filed a complaint against the Company and the current directors of the Company (the “Director Defendants”) in the Chancery Court of Delaware (the “Biglari Capital Complaint”). This Proxy Supplement sets forth certain additional information concerning the Biglari Capital Complaint as well as certain additional information about the Annual Meeting included in the Supplemental Materials. Except as specifically modified or supplemented by the information contained in this Proxy Supplement, all information set forth in our definitive proxy statement remains applicable. All capitalized terms not defined herein shall have the meaning ascribed thereto in our definitive proxy statement.

ADDITIONAL INFORMATION REGARDING THE BIGLARI CAPITAL COMPLAINT

On February 20, 2026, Biglari Capital, The Lion Fund, L.P. (“The Lion Fund”), and The Lion Fund II, L.P. (“The Lion Fund II”) (collectively, the “Plaintiffs”) filed a complaint against the Company and the Director Defendants in the Chancery Court of Delaware regarding (1) certain proxy materials issued by the Company dated February 6, 2026 and February 10, 2026 (collectively, the “Company Proxy Materials”), which contained statements regarding Biglari Capital and entities affiliated with Biglari Capital (collectively, the “Biglari Group”), and (2) the Stockholder Protection Rights Agreement (the “Rights Agreement”), better known as a “poison pill,” which the Company has disclosed its board of directors (the “Board”) previously adopted and has proposed for shareholder ratification at the Annual Meeting.

The complaint asserts claims for (1) declaratory judgment against the Company and the Director Defendants relating to the Proxy Materials, (2) breach of fiduciary duty against the Director Defendants for issuing the false and misleading Proxy Materials, and (3) declaratory and injunctive relief for breach of fiduciary duty against the Director Defendants for adopting the Rights Agreement and proposing the Rights Agreement for ratification based on the false and misleading materials contained in the Company Proxy Materials. The Biglari Capital Complaint alleges that the Company Proxy Materials contain false and misleading statements regarding, among other things, the Biglari Group’s prior investments insofar as the Company Proxy Materials describe Mr. Biglari as “destroy[ing] value” and “wast[ing] resources” in connection with the Biglari Group’s “prior investments,” even though Mr. Biglari and the Biglari Group have a consistent history of acquisitions and minority-stake investments which have created long-term value for the Biglari Group and many other shareholders. The Biglari Capital Complaint seeks a judgment (1) declaring that the Company Proxy Materials include material, false and misleading statements regarding the Biglari Group; (2) declaring that each of the Director Defendants have each breached their duty of care and loyalty by including material, false and misleading statements regarding Biglari Capital and its affiliates in the Company Proxy Materials, (3) declaring that the Rights Agreement is unenforceable, (4) declaring that the Director Defendants have each breached their fiduciary duty of loyalty by adopting the Rights Agreement, (5) ordering the Company to correct the material, false and misleading statements contained in the Company Proxy Materials, and (6) enjoining the Annual Meeting until corrective action is taken and shareholders have an adequate opportunity to consider all fully available and accurate information relating to the election of directors and the ratification of the adoption of the Rights Agreement. As these proceedings will not be expedited, the Annual Meeting remains scheduled for February 27, 2026.

ADDITIONAL INFORMATION REGARDING THE SUPPLEMENTAL MATERIALS

In Proposal Four of the Company’s proxy statement, the Company is seeking shareholder approval of amendments to its 2023 Omnibus Incentive Plan (the “2023 Plan”) to increase the aggregate number of shares of the Common Stock that may be issued under the 2023 Plan by 2,260,000 shares, subject to adjustment for certain changes in the Company’s capitalization.

As set forth in the Supplemental Materials, the Company is reducing the requested number of additional shares to be added to the 2023 Plan share reserve, from 2,260,000 shares to 1,900,000 shares. As a result of this change, if Proposal Four is approved by the Company’s shareholders at the Annual Meeting, the aggregate number of shares of Common Stock that may be issued under the 2023 Plan will not exceed the sum of (i) 2,500,000 shares (which were approved at the Company’s 2023 annual meeting of shareholders); (ii) an additional 1,900,000 shares that are subject to approval by the Company’s shareholders under Proposal Four; and (iii) the Prior Plan Returning Shares, as such shares become available from time to time, as further described in Proposal Four of the Company’s definitive proxy statement. According to the Supplemental Materials, the actual sum of (i), (ii) and (iii) will not be known until the time of the Annual Meeting, but will not exceed 4,415,898 shares.

On Proposal Four, approval of the amendment to the 2023 Plan, Biglari recommends that shareholder vote “AGAINST” this proposal.

THIS SOLICITATION IS BEING MADE BY BIGLARI AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. BIGLARI IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY SUPPLEMENT. SHOULD OTHER MATTERS, WHICH BIGLARI IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS VIA THE INTERNET OR, IF YOU DO NOT HAVE ACCESS TO THE INTERNET, BY SIGNING, DATING AND RETURNING THE GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—The Proxy Statement and our GOLD universal proxy card are available at

www.saratogaproxy.com/JACK